UBS AG

52/F, International Finance Center, 8 Finance Street, Central, Hong Kong

August 8, 2005

Re:	China Medical Technology, Inc.
Registration Statement on Form F-1
(Registration File No. 333-126630)

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Sir/Madam:

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as sole underwriter of the offering, wish to advise you that we have made necessary arrangements to distribute approximately 9,350 copies of the preliminary prospectus dated July 18, 2005 for the offering to dealers, institutions and individuals by Tuesday, August 3, 2005.

        On July 8, 2005, the National Association of Securities Dealers, Inc. granted a “No Objections” opinion in respect of this offering.

        We confirm that we, in our capacity as sole underwriter of the offering, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

        In accordance with Rule 461 of the Act, we hereby join in the request of China Medical Technologies, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 pm, Eastern Standard Time, on August 9, 2005, or as soon thereafter as practicable.

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Very truly yours, By: UBS AG

By:	/s/ Mark Williams	By:	/s/ Robert Wang
Name:	Mark Williams	Name:	Robert Wang
Title:	Executive Director	Title:	Director